INDUSTRY ADVISORY BOARD CONSULTING AGREEMENT

This MAX SOUND INDUSTRY ADVISORY BOARD AND CONSULTING AGREEMENT is made in

California, effective as of May 4th, 2015 (the “Effective Date”), by and between ALEXANDER MENDELUK of the Disruptive Inc. (the “Consultant”), a California corporation acting as an independent contractor, and MAX SOUND, CORP., a Delaware corporation (the “Company”).

1.  Background. The Company desires to retain the services of Consultant on the Company’s

Industry Advisory Board to provide input and ongoing work on current standard practices and trends in Consultant’s area of expertise and from time-to-time in a consulting capacity with respect to certain activities or specific projects as described in this Agreement, and Consultant is willing so to act.

2.

Description of Services. Company hereby retains Consultant as a member of the Industry Advisory Board of, and a consultant to, the Company, and Consultant hereby agrees to (i) act as a member of the Company’s Industry Advisory Board and (ii) be available at mutually agreeable times to the Company and as set forth further throughout this agreement. The Consultant will be engaged by the Company as a Consultant for the exchange of strategic and business development ideas and to be integral in developing MAX-D’s consumer brand app, device, website and KickStarter campaign. Consultant’s relationship with the Company shall be that of an independent contractor and not that of an employee. Accordingly, Consultant will not be eligible for any employee benefits, nor will the Company make deductions from payments made to Consultant for taxes, which shall be solely Consultant’s responsibility. Consultant shall have no authority to enter into contracts, which bind the Company or create obligations on the part of the Company. Consultant’s title herein this capacity will be Digital Media Marketing, Brand Strategy and Creative Direction Advisor. See Exhibit 1 – Scope of Work incorporated herein by reference as if set forth in full.

3.

Term and Expiration. This Agreement shall become effective as of the Effective Date and shall remain in effect for three (3) years. Either Consultant or the Company may terminate this Agreement at any time and for any reason by giving the other party thirty (30) days prior written notice of termination, and such termination shall not affect the Consultant’s continuing obligations to the Company under Sections 2, 6 and 7 and Company’s obligations to issue Consultant stock already earned under Section 4 a. and pay Consultant the licensing fee under Section 4 b. as described hereinbelow.

4.

Consideration. As a full consideration for the Industry Advisory Board Service and the Consultant Service provided hereunder, and for the initiation of the additional business development and marketing advisory services (explained at the end in Exhibit 1 Scope of Work), the Company will pay to Consultant, subject to approval of the Company’s board of directors, the following:

a.   (200,000 shares) two hundred thousand shares of the Company’s Rule 144 Common Stock (restricted for six months from the effective date of this agreement) upon the execution of this Agreement. An additional block of (200,000 shares) two hundred thousand shares of the Company’s Common Stock will be granted to Consultant within ten business days of achieving each of the following milestones, whichever comes first, up to one million shares of stock –

I)

Upon the successful funding of our original KickStarter goal (15k)

II)

Upon the successful funding of 20x our original KickStarter Goal

III)

Upon the public announcement of a MAX-D & The Audience Partnership

IV)

Upon the APP reaching 300,000 collective downloads

V)

Upon the APP reaching 600,000 collective downloads

VI)

Upon the APP reaching 1,000,000 collective downloads

VII)

Upon a deal closing with any major partner within, achieved as a direct result of the efforts and contacts of Consultant within the streaming, cellular, TV, audio, music and entertainment industries. Each individual deal closing will constitute an additional 200,000 shares earned up until the one million shares is achieved as provided for above.

VIII)

Upon $500,000 of gross revenue generated by the sale of the “MAX-D HD AUDIO DEVICE”.

IX)

Upon $1,000, 000 of gross revenue generated by the sale of the “MAX-D HD AUDIO DEVICE”.

b.   In addition, Company agrees to pay Consultant a licensing fee of 5% of all gross profit generated by IP listed in the “scope of work” below as well as any other IP that is created with consultant for the life of the IP, which obligation to pay Consultant survives the termination of this Agreement unless the Company is sold; and

c.   a monthly fee of $7,500.00 during the term of this Agreement which guarantees a minimum payment due under subsection 4 (b) above due each month starting on May 15, 2015 which will cover the period going forward until June 15, 2015 when the next monthly payment will occur and so on; in addition, when the 5% licensing fee in 4 (b) above exceeds

$7,500 in any given month, no payment will be due to Consultant under this 4 (c) in any such month.

5.

Publicity. During the pendency of this Agreement, the Company shall, with prior written approval by Consultant of the image and text, have the right to use the name, biography and picture of Consultant on the Company’s website, marketing and advertising materials.

6.	Proprietary Information and Assignment of Inventions.

(a)    Confidentiality of Proprietary Information. Consultant is not obligated to receive Proprietary Information (as defined below), however Consultant understands and agrees that all Proprietary Information shall be the sole property of the Company and its assigns, including all trade secrets, patents, copyrights and other rights in connection therewith. Consultant will hold in confidence and not directly or indirectly use or disclose to any third parties, both during Consultant’s consulting relationship with the Company and for a period of three (3) years after its termination (irrespective of the reason for such termination), any Proprietary Information Consultant obtains or creates during Consultant’s consulting relationship, except to the extent authorized by the Company, or until such Proprietary Information becomes generally known. Third parties include any foreign or domestic patent office. Consultant agrees not to make copies of such Proprietary Information except as authorized by the Company. Upon termination of Consultant’s consulting relationship or upon an earlier request of the Company, Consultant will return or deliver to the Company all tangible forms of such Proprietary Information in Consultant’s possession or control, including but not limited to drawings, specifications, documents, records, devices, models or any other material and copies or reproductions thereof.

As used in this Agreement, the term “Proprietary Information” means information or physical material not generally known or available outside the Company or information or physical material entrusted to the Company by third parties. This includes, but is not limited to, inventions, confidential knowledge, copyrights, product ideas, techniques, processes, formulas, object codes, mask works and/or any other information of any type relating to documentation, data, schematics, algorithms, flow charts, mechanisms, research, manufacture, improvements, assembly, installation, marketing, forecasts, sales, pricing, customers, the salaries, duties, qualifications, performance levels and terms of compensation of other employees, and/or cost or other financial data concerning any of the foregoing or the Company and its operations. Proprietary Information may be contained in material such as drawings, samples, procedures, specifications, reports, studies, customer or supplier lists, budgets, cost or price lists, compilations or computer programs, or may be in the nature of unwritten knowledge or know-how.

(b)

License and Assignment of Rights. Consultant acknowledges that all inventions, original works of authorship, developments, concepts, know-how, improvements or trade secrets which are made by Consultant (solely or jointly with others) within the scope of and as part of Consultant’s consultancy with the Company (collectively referred to herein as “Inventions”) are “works made for hire” (to the greatest extent permitted by applicable law) and are compensated by such amounts paid to Consultant under this Agreement, unless regulated otherwise by the mandatory law of the state of Delaware. To the extent that Consultant owns or controls intellectual property rights of any kind in any pre-existing works which are subsequently incorporated by Consultant in any Inventions without the express written permission of the Company, Consultant hereby grants the Company a royalty-free, irrevocable with the exception of the 5% license fee agreed to in 4 (b) above, world-wide, perpetual, non-exclusive license (with the right to sublicense) to make, have made, copy, modify, make derivative works of, use, sell, license, disclose, publish, or otherwise disseminate or transfer such subject matter. Consultant also agrees and warrants that Consultant will not use or incorporate third party proprietary materials into Inventions or disclose third party proprietary information to Company.

7.  Non-Compete; Non-solicitation. During the term of Consultant’s consultancy, Consultant will not, without the Company’s prior written consent, (a) directly work on any products or services, or indirectly work on any commercial products or services, that are competitive with products or services (i) being commercially developed or exploited by the Company during Consultant’s consultancy and (ii) on which Consultant worked or about which Consultant learned Proprietary Information during Consultant’s consultancy with the Company; or (b) solicit the employment of any employee of the Company with whom Consultant has had contact in connection with the relationship arising under this Agreement.

8.	Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware with venue in California, County of San Diego.

9.

No Conflict. Consultant represents that Consultant’s performance of all the terms of this Agreement and that Consultant’s retention as an advisor by the Company does not and will not breach any agreement to keep in confidence any proprietary information acquired by Consultant in confidence prior to Consultant’s retention as an advisor by the Company. Consultant has not entered into, and agrees Consultant will not enter into, any agreement, either written or oral, in conflict with the foregoing sentence. Consultant understands as part of the consideration for the offer to retain Consultant as an advisor, and of Consultant’s retention as an advisor by the Company, that Consultant has not brought and will not bring with Consultant to the Company or use in the performance of Consultant’s responsibilities at the Company any equipment, supplies, facility or trade secret information of any current or former employer which are not generally available to the public. Consultant also understands that, in Consultant’s retention as an advisor with the Company, Consultant is not to breach any obligation of confidentiality that Consultant has to others, and Consultant agrees that Consultant shall fulfill all such obligations during Consultant’s retention as an advisor with the Company.

10.

Mediation and Arbitration. Any dispute arising under this Agreement shall be resolved through mediation - arbitration approach. The parties agree to select a mutually agreeable, neutral third party to help them mediate any dispute that arises under the terms of this Agreement. Costs and fees associated with the mediation shall be shared equally by the parties. If the mediation is unsuccessful, the parties agree that the dispute shall be decided by a single arbitrator by binding, confidential arbitration under the rules of the American Arbitration Association in San Diego, California. The decision of the arbitrator shall be final and binding on the parties and may be entered and enforced in any court of competent jurisdiction by either party. The prevailing party in the arbitration proceedings shall be awarded reasonable attorney fees, expert witness costs and expenses, and all other costs and expenses incurred directly or indirectly in connection with the proceedings, unless the arbitrator shall for good cause determine otherwise.

11.

Advice of Counsel. EACH PARTY ACKNOWLEDGES THAT, IN EXECUTING THIS AGREEMENT, SUCH PARTY HAS HAD THE OPPORTUNITY TO SEEK THE ADVICE OF INDEPENDENT LEGAL COUNSEL, AND HAS READ AND UNDERSTOOD ALL OF THE TERMS AND PROVISIONS OF THIS AGREEMENT. THIS AGREEMENT SHALL NOT BE CONSTRUED AGAINST ANY PARTY BY REASON OF THE DRAFTING OR PREPARATION HEREOF.

12.	Miscellaneous. This Agreement shall be binding upon and shall inure to the benefit of the Company’s successors, transferees, and assigns. Any amendment to this Agreement must be in writing signed by Consultant and the Company. The Company and Consultant acknowledge that any amendment of this Agreement (including, without limitation, any extension of this Agreement or any change from the terms of Section 4 in the consideration to be provided to Consultant with respect to services to be provided hereunder) or any departure from the terms or conditions hereof with respect to Consultant’s consulting services for the Company is subject to the Company’s and Consultant’s prior written approval. This Agreement supersedes any prior consulting or other similar agreements between Consultant and the Company with respect to the subject matter hereof. There is no other agreement governing or affecting the subject matter hereof. All notices hereunder shall be deemed to have been given, if made in writing, when mailed, postage prepaid, to the parties at the addresses set forth above, or to such other addresses as a party shall specify to the other. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

13.

Severability. If any provision of this Agreement is held to be unenforceable under applicable law, such provision shall be severed and the remaining provisions of this Agreement shall continue in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the day and year first written above.

CONSULTANT

By:

Name: Alexander Mendeluk

Date May 4, 2015

COMPANY

By:

Name: Greg Halpern

Title: Chairman Date: May 4, 2015

EXHIBIT 1 – SCOPE OF WORK

On going consulting work with MAX-D and affiliate partners ranging from product development to branding and marketing strategy and implementation.

MAX-D Phase One - 6 month Rollout Strategy

(weekly touch down meetings - May)

Key Dates (Pre-Launch)

Brand Bible (Alexander): June 1st Marketing Strategy (Alexander): June 15th Audio Device Prototype (RKS): June 15th

Content Creation (Alexander): June 10th-25th Consumer Website (Gabe): July 1st

Email Marketing & Database Building (Gabe): Ongoing App. Development (Itchy Fingers): May 1st - June 15th

Kickstarter Rollout (Gabe, Alexander, the Audience): June - September 15th Launch

Brand Development - Alexander June 1ST Brand Identity - Vision, Mission, Purpose, Values Aesthetic (Mood Board)

Archetype

Disruptive Angle (Background, Aesthetic, Finance, Products, Mindset, Voice) Business Canvas (Business Plan - One Pager)

Product Branding

Product Development

App - MAX-D HD AUDIO PLAYER - Alexander to consult and develop with Itchy Fingers. (Developers: Itchy Fingers - Waiting on proposal for timeline and dates. The plan will be to roll out the App and leverage users to launch and up sell the kick starter and the device)

Phase 1 (Interface Re-design)

Itchy Fingers meeting with Greg (May 1st) Market Research

Development Research

Key Feature Integration User Experience Marketing Strategy Beta

Full Launch

On going support and maintenance

Phase 2 (TBD)

YouTube Integration

MAX-D HD AUDIO DEVICE

Meeting with RKS (Physical Development and Manufacturing) May 29th Working Prototype (Developed by RKS - delivered by June 15th) Market Research (RKS - TBD)

Establish Deliverables and dates (TBD - RKS)

360° Degree Marketing Strategy (Pre-Launch: June1st - Sept. 15th & Post Launch: Sept. 16th - December)

Below Strategy will be divided into a pre and post launch schedule of 6 months.

Detailed Strategy (Alex June 15th) E-commerce Strategy (Gabe)

Segmentation (Market Identification) Advertising

Content Strategy

Social Media

E-Mail Marketing (Gabe) GrassRoots

PR

Collaborations

Product Launch Process

KickStarter (Develop Marketing and Rollout Calendar & Strategy) Roll out content to MAX-D List (Pre-Launch June or July 1st)

Post Launch Sales Campaign (Email Marketing & Paid Advertising) Team Development

June - Strategy Prep for Kickstarter Rollout

July - PR Package development & Marketing Collateral & PR outreach August - Marketing Campaign Launch and PR rollout

September 1st - KickStarter Launch (Launch Party/Event)